VIA EDGAR

November 4, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Christine Westbrook

Re:	Entrada Therapeutics, Inc.

Acceleration Request for Registration Statement on Form S-3

File No. 333-268099

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Entrada Therapeutics, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to November 7, 2022, at 4:01 pm Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP by calling Sarah Ashfaq at (212) 459-7238.

If you have any questions regarding this request, please contact Sarah Ashfaq of Goodwin Procter LLP at (212) 459-7238.

Sincerely, ENTRADA THERAPEUTICS, INC.

/s/ Dipal Doshi
Name: Dipal Doshi Title: President and Chief Executive Officer
cc: Jared Cohen, Entrada Therapeutics, Inc. Kingsley L. Taft, Goodwin Procter LLP Sarah Ashfaq, Goodwin Procter LLP